               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K



(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
      For the fiscal year ended December 31, 1999

      OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
      For the transition period from ____________ to ____________.

Commission file number 2-93265


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      Texas-New Mexico Power Company Thrift Plan for Employees
             4100 International Plaza
                 P.O. Box 2943
             Fort Worth, Texas 76113

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

              TNP Enterprises, Inc.
             4100 International Plaza
                 P.O. Box 2943
              Fort Worth, Texas 76113


              REQUIRED INFORMATION

The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the Texas-New Mexico Power Company Thrift Plan for Employees:

Financial Statements and Schedules

     Report of Independent Public Accountants - Arthur Andersen LLP

     Statements of Net Assets Available for Benefits, December 31, 1999 and 1998

     Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 1999 and 1998

     Notes to Financial Statements

     Schedule of Assets Held for Investment Purposes, December 31, 1999

Exhibit

  23      Consent of Independent Public Accountants - Arthur Andersen LLP


                 SIGNATURES

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator and/or Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                 TEXAS-NEW MEXICO POWER COMPANY THRIFT
                 PLAN FOR EMPLOYEES

   Date: June 16, 2000

                 /s/ Melissa D. Davis
                 ----------------------------------------------
                 MELISSA D. DAVIS, as Vice President of Texas-
                 New Mexico Power Company and as a
                 member of Thrift Plan Committee

          TEXAS - NEW MEXICO POWER COMPANY THRIFT PLAN
          FOR EMPLOYEES

          Financial Statements as of December 31, 1999 and 1998
          and Supplemental Schedule as of December 31, 1999

          Together With Report of Independent Public Accountants

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Trustee and Thrift Plan Committee of the
Texas-New Mexico Power Company Thrift Plan for Employees:

We have audited the accompanying statements of net assets available for benefits of the Texas-New Mexico Power Company Thrift Plan for Employees (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements, and the supplemental schedule referred to below, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31,1999 and 1998, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                     ARTHUR ANDERSEN LLP

Fort Worth, Texas,
 June 16, 2000

TEXAS - NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES

Table of Contents
-------------------------------------------------------------------------------





                                                                 Page Number
                                                                 -----------



Basic Financial Statements

      Statements of Net Assets Available for Benefits                 1

      Statements of Changes in Net Assets Available for Benefits      2

      Notes to Financial Statements                                 3 - 8


Additional Information

      Schedule of Assets Held for Investment Purposes                 9

TEXAS - NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES

Statements of Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                    As of December 31,
                                                   1999             1998
                                              -------------------------------

Investments, at fair value
Mutual funds                                  $  37,916,180      $ 40,850,099
TNP Enterprises, Inc. Common Stock Fund          59,879,666        43,801,545
Participant Loans                                 3,063,968         3,334,028
                                              -------------------------------
Total investments                               100,859,814        87,985,672
Contributions receivable - employer                 342,240           873,214
                                              -------------------------------

Net assets available for benefits             $ 101,202,054      $ 88,858,886
                                              ===============================


The accompanying notes are an integral part of these financial statements.

TEXAS - NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES

Statements of Changes in Net Assets Available for Benefits
------------------------------------------------------------------------------

                                                      Year Ended December 31,
                                                     1999               1998
                                                  -----------------------------
Additions
Investment income:
  Interest and dividend income                    $   3,811,554    $  3,386,142
  Net appreciation in fair value of investments       9,119,292       9,746,601
                                                  -----------------------------
                                                     12,930,846      13,132,743
                                                  -----------------------------
Contributions:
  Employer                                            1,371,221       1,832,320
  Participant                                         3,663,005       3,099,633
                                                  -----------------------------
                                                      5,034,226       4,931,953
                                                  -----------------------------

Asset transfers in                                      226,699      13,178,895
                                                  -----------------------------
     Total additions                                 18,191,771      31,243,591
                                                  -----------------------------

Deductions
Payment of benefits                                   5,846,253       9,145,956
Asset transfers out                                           -       9,497,310
Other deductions                                          2,350               -
                                                  -----------------------------
     Total deductions                                 5,848,603      18,643,266
                                                  -----------------------------

Net increase                                         12,343,168      12,600,325

Net assets available for plan benefits:
  Beginning of period                                88,858,886      76,258,561
                                                  -----------------------------
  End of period                                   $ 101,202,054    $ 88,858,886
                                                  =============================



The accompanying notes are an integral part of these financial statements.

TEXAS - NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES

Notes to Financial Statements
-------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Texas - New Mexico Power Company Thrift Plan for Employees (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution retirement plan covering employees of Texas-New Mexico Power Company (the "Company"), a wholly owned subsidiary of TNP Enterprises, Inc. (TNP), who are scheduled to work at least 1,000 hours per year.

Effective January 1, 1998, the Company terminated its trustee arrangement with NationsBank, and entered into arrangements with The Vanguard Group to administer the Plan. Transfer of account information from NationsBank to The Vanguard Group was successfully completed on February 25, 1998. Income of $578,500 was recognized during the transfer due to appreciation in the values of the funds. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and section 401(a) of the Internal Revenue Code.

Contributions
During the 1999 and 1998 plan years, participants were able to contribute between two percent and 12 percent of their annual pretax compensation, as defined in the Plan. Effective January 3, 2000, participants may contribute up to 15 percent of their annual pretax compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

The Company, at the discretion of the Company's Board of Directors, matches 50 percent of eligible employee contributions up to the first six percent of each employee's compensation. Additional amounts may be contributed at the option of the Company's Board of Directors. All employer contributions are invested in TNP Enterprises, Inc. Common Stock Fund. All employer and employee contributions are subject to limitations of section 401(k) and 401(m) of the Internal Revenue Code.

The Company's Board of Directors voted to contribute an additional incentive amount up to three percent of eligible employee compensation based on specific Company performance goals. The Plan accrued $342,240 and $873,214 for 1999 and 1998, respectively, and paid $873,214 and $960,500 in 1999 and 1998, respectively, as a result of meeting these goals. These amounts are included in employer's contributions receivable on the statements of net assets available for benefits and in employer's contributions on the statements of changes in net assets available for benefits, respectively.

Participant Accounts
Each participant's account is credited with that participant's contributions, allocations of the Company's matching contributions and the pro rata share of Plan earnings.

Vesting
Participants are immediately fully vested in all contributions and actual earnings upon enrollment in the Plan.

TEXAS - NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES

-------------------------------------------------------------------------------

Participant Loans
Loans are available through the Plan and can be requested for any reason. The minimum loan amount is $1,000. The maximum is the lesser of one-half of a participant's account balance (including employer contributions) or $50,000 less the highest outstanding balance on any previous loan in the 12-months prior to the new loan request. Loan terms range from 6 to 60 months.

The loans are secured by the balance in the participant's account and bear interest at a rate of one percentage point above the Wall Street Journal prime rate on the first workday of the quarter in which the loan originated. Interest rates on loans outstanding as of December 31, 1999, ranged from 8.75 percent to
10.00 percent. Principal and interest is paid ratably through biweekly payroll deductions. Participant loans outstanding were $3,063,968 and $3,334,028 as of December 31, 1999 and 1998, respectively.

Payment of Benefits
Upon termination of service, a participant may receive a lump-sum amount equal to the value of the participant's account. Upon retirement or death a participant or his or her beneficiary receives a lump sum amount equal to the value of the participant's account or installments over a five-year period.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Investment Options
During the Plan year ending December 31, 1999, participants were able to allocate their contributions among the following investment options:

       AIM Constellation Fund, Class A: Seeks capital appreciation. The fund invests primarily in common stocks, emphasizing small- to mid-size emerging-growth companies.

       Templeton Foreign Fund: The fund seeks long-term capital growth through international investing.

       Vanguard 500 Index Fund: Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

       Vanguard Growth Index Fund: Seeks to provide long-term growth of capital by holding all of the stocks in the unmanaged Standard & Poor's/BARRA Growth Index in approximately the same proportions as those stocks represent in the index.

       Vanguard Prime Money Market Fund: Seeks to provide high income and a stable share price of $1 by investing in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government, and federal agencies.

TEXAS - NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES

-------------------------------------------------------------------------------

       Vanguard Short-Term Bond Index Fund: Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers 1-5 Year Government/Corporate Bond Index, which is made up of some 1,500 short-term bonds issued by the U.S. Treasury, federal agencies, and corporations.

       Vanguard Total Bond Market Index Fund: Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

       Vanguard Wellesley Income Fund: Seeks to provide a high level of income, long-term growth of income, and moderate long-term growth of capital by investing 60% to 65% of its assets in high-quality long-term and intermediate-term bonds and the remainder in dividend-paying stocks.

       Vanguard Wellington Fund: Seeks to provide income and long-term growth of capital without undue risk to capital by investing about 65% of its assets in stocks and the remaining 35% in bonds.

       TNP Enterprises, Inc. Common Stock Fund: Invests in TNP Enterprises, Inc. Common Stock to provide long-term growth through increases in the value of the stock and the reinvestment of its dividends. See Note 8 regarding the merger of ST Acquisition Corp. and TNP on April 7, 2000.

Participants may change their investment options daily.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting
The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Reclassification
Certain items in 1998 were reclassified to conform to the 1999 presentation.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

TEXAS - NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES

-------------------------------------------------------------------------------

The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits
Benefits are recorded when paid.

Net Appreciation in Fair Value of Investments
Net realized gain (loss) is the difference between the selling price of an investment and the average cost of that investment. This average is based on revalued and not historical cost. Under this method, the cost of a security is equal to its market value at the beginning of the plan year or its acquisition cost if acquired during the plan year.

Unrealized appreciation (depreciation) is the difference between the market value of an investment at the end of the plan year and the market value of the same investment at the beginning of the plan year or at its acquisition date if acquired during the plan year.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

NOTE 4 - RECONCILIATION TO FORM 5500

As of December 31, 1999 and 1998, the Plan had pending distributions of $0 and $103,815 respectively to participants who elected to withdraw from the Plan. These amounts are recorded as a liability when applicable in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company.

                                           Dec. 31, 1999  Dec. 31, 1998
                                           -------------  -------------

     As reported in financial statements   $101,202,054    $88,858,886
     Amounts pending distribution
       to participants                               --       (103,815)
                                           ------------    -----------
     As reported in Form 5500              $101,202,054    $88,755,071
                                           ============    ===========

TEXAS - NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES

-------------------------------------------------------------------------------

The following table reconciles benefits paid to participants per the financial statements to the Form 5500 as filed by the Company.

                                                     Dec. 31, 1999
                                                     -------------
               As reported in financial statements   $  5,846,253
               Less: Amounts reported as benefits
                   paid at 12/31/98                      (103,815)
                                                     ------------
               As reported in Form 5500              $  5,742,438
                                                     ============

NOTE 5 - PLAN EXPENSES

All costs and expenses incurred in administering the Plan, except for costs borne by respective participants to originate and administer participant loans, have been paid by the Company. For the plan years ending December 31, 1999 and 1998, the Company paid administrative costs totaling $50,715 and $50,560, respectively, none of which are reimbursable by the Plan.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated December 8, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the letter. However, the Company and the Plan's tax counsel believe the plan is designed and currently operating according to the applicable provisions of the IRC.

Contributions to a participant's account and the related investment earnings are not included in a participant's taxable income until such amounts are distributed to that participant.

NOTE 7 - INVESTMENT BALANCES

The following investments represent investment balances that account for 5% or more of the total net assets available for benefits as of December 31, 1999 and 1998:

                                                        1999           1998
                                                        ----           ----
          AIM Constellation Fund                    $ 5,355,880   $        --
          TNP Enterprises, Inc. Common Stock Fund    59,879,666    43,801,545
          Vanguard 500 Index Fund                    16,817,348    16,593,216
          Vanguard Prime Money Market Fund            6,547,487     9,175,938
          Vanguard Wellesley Income Fund              5,950,816     8,137,055

TEXAS - NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES

-------------------------------------------------------------------------------

During the years ended December 31, 1999 and 1998, the Plan's investments appreciated in fair value by the following amounts:

                                                          1999         1998
                                                          ----         ----
      Mutual funds                                    $3,677,573   $ 4,158,474
      TNP Enterprises, Inc. Common Stock Fund          5,441,719     5,588,127
                                                      ----------   -----------
                                                      $9,119,292   $ 9,746,601
                                                      ==========   ===========

NOTE 8 - ADOPTION OF STATEMENT OF POSITION 99-3

The Accounting Standards Executive Committee issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP), which eliminates the requirement for a defined contribution plan to discuss participant directed investment programs. The SOP was adopted for the 1999 financial statements and as such, the 1998 financial statements have been reclassified to eliminate the participant directed fund investment program disclosures.

NOTE 9 - PLAN MERGER

Subject to the provisions of ERISA and in conjunction with Facility Works, Inc. ceasing operations, the Facility Works, Inc. Employees Thrift Plan was merged into the Plan in July 1999. In connection with the merger, $216,993 in net assets, and $9,706 in forfeitures were transferred in to the Plan. The Plan does not have a provision for forfeitures because all new employee account balances are 100% vested. The Company is currently amending the plan, and will add a provision for dealing with forfeitures.

NOTE 10 - SUBSEQUENT EVENTS

On April 7, 2000, ST Acquisition Corp., a Texas corporation (ST Corp) merged with and into TNP, the parent of the Company. Upon closing, each outstanding share in TNP Enterprises, Inc. Common Stock Fund was automatically converted into the right to receive $44.00 in cash. Cash received was placed in the Vanguard Prime Money Market Fund.

TEXAS - NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES

Schedule of Assets Held for Investment Purposes
As of December 31, 1999
-------------------------------------------------------------------------------

Texas - New Mexico Power Company Thrift Plan, EIN 75-0204070

Attachment to Form 5500, Schedule H, Part IV, Line 4(i)

     Identity of Issue, Borrower, Lessor or Similar Party       Description of Investment                   Current Value
--------------------------------------------------------------------------------------------------------------------------
     AIM Management Gourp, Inc.                                 AIM Constellation Fund, Class A               $ 5,355,880
     Franklin Templeton Distributors, Inc.                      Templeton Foreign Fund                          1,656,208
*    The Vanguard Group                                         Vanguard 500 Index Fund                        16,817,348
*    The Vanguard Group                                         Vanguard Growth Index Fund                        490,310
*    The Vanguard Group                                         Vanguard Prime Money Market Fund                6,547,487
*    The Vanguard Group                                         Vanguard ST Bond Index Fund                       931,217
*    The Vanguard Group                                         Vanguard Total Bond Market Index                   29,997
*    The Vanguard Group                                         Vanguard Wellesley Income Fund                  5,950,816
*    The Vanguard Group                                         Vanguard Wellington Fund                          136,917
*    TNP Enterprises, Inc.                                      Company Stock Fund                             59,879,666
*    Participant Loans                                          Loans to participants, interest rates           3,063,968
                                                                ranging from 8.75 %-10%
                                                                                                             ------------
Total assets held for investment purposes                                                                    $100,859,814
                                                                                                             ============

* Party in Interest


This supplemental schedule lists assets held for investment purposes as of December 31, 1999, as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.